United States securities and exchange commission logo





                               November 29, 2022

       James Byrd
       Chief Executive Officer
       Stirling Bridge Group, Inc
       37 N. Orange Ave.
       Suite 500
       Orlando, FL 32801

                                                        Re: Stirling Bridge
Group Inc
                                                            Offering Statement
on Form 1-A
                                                            Filed November 17,
2022
                                                            File No. 024-12064

       Dear James Byrd:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed November 17, 2022

       Cover page

   1. Please revise the offering circular cover page to include all the information required by
                                                        Item 1 to Part II of
Form 1-A, including a fixed price or range, a cross reference to the risk factors, and all
required legends.
       Index to Exhibits, page 34

   2.                                                   Please file a copy of
the auditor   s consent to the use of its audit report in your amended
                                                        Form 1-A. Refer to Item
17 of the General Instructions to Form 1-A.

              We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to
 James Byrd
Stirling Bridge Group, Inc
November 29, 2022
Page 2

qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Robert Arzonetti at 202-551-8819 or J. Nolan McWilliams, Acting
Legal Branch Chief, at 202-551-3217 with any other questions.



FirstName LastNameJames Byrd                               Sincerely,
Comapany NameStirling Bridge Group, Inc
                                                           Division of
Corporation Finance
November 29, 2022 Page 2                                   Office of Finance
FirstName LastName